UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

  INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(A) AND
               AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                         Morton's Restaurant Group, Inc.
                         -------------------------------
                                (Name of Issuer)

                          Common Stock, $.01 par value
                          -----------------------------
                         (Title of Class of Securities)


                                    619429103
                                    ---------
                                 (CUSIP Number)


                              Mr. Donald T. Netter
                        c/o Dolphin Limited Partnerships
                             96 Cummings Point Road
                           Stamford, Connecticut 06902
                                 (203) 358-8000
                                 --------------
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)


                                  June 19, 2002
                                  -------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f), or 13d-1(g), check the following box: |_|.

                               Page 1 of 18 pages

                                  SCHEDULE 13D

CUSIP No. 619429103
-------------------


1)    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      Dolphin Limited Partnership I, L.P.
      06-156-7782
-----------------------------------------------------------------------
2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a)   |_|
                                                            (b)   |_|
------------------------------------------------------------------------------
3)    SEC USE ONLY

------------------------------------------------------------------------------
4)    SOURCE OF FUNDS

      WC
------------------------------------------------------------------------------
5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)                                          |_|
______________________________________________________________________________
6)    CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
-------------------------------------------------------------------------------
                        7)    SOLE VOTING POWER
NUMBER OF                     254,800
SHARES               __________________________________________________________
BENEFICIALLY            8)    SHARED VOTING POWER
OWNED BY                      none
EACH                 __________________________________________________________
REPORTING               9)    SOLE DISPOSITIVE POWER
PERSON                        254,800
WITH                 __________________________________________________________
                        10)   SHARED DISPOSITIVE POWER
                              none
-------------------------------------------------------------------------------
11)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      254,800
-------------------------------------------------------------------------------
12)   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                             |_|
-------------------------------------------------------------------------------
13)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      6.1%
-------------------------------------------------------------------------------
14)   TYPE OF REPORTING PERSON

      PN
-------------------------------------------------------------------------------

                                  SCHEDULE 13D

Item 1.     Security and Issuer.
            -------------------

      This Statement on Schedule 13D (the "Statement") relates to the common stock, $.01 par value (the "Common Stock"), of Morton's Restaurant Group, Inc., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 3333 New Hyde Park Road, New Hyde Park, New York 11042.

Item 2.     Identity and Background.
            -----------------------

            (a) - (c) This statement is being filed by Dolphin Limited Partnership I, L.P. ("Dolphin").

            Dolphin is a Delaware limited partnership formed to engage primarily in the business of investing in corporate securities. The address of the principal business and principal offices of Dolphin is 96 Cummings Point Road, Stamford, Connecticut 06902.

            The general partner of Dolphin is Dolphin Associates LLC, a Delaware limited liability company formed to be the general partner of Dolphin and other investing partnerships. The address of the principal business and principal offices of Dolphin Associates LLC is 96 Cummings Point Road, Stamford, Connecticut 06902.

            The managing member of Dolphin Associates LLC is Dolphin Holdings Corp. Dolphin Holdings Corp. is a Delaware corporation formed to be the managing member of Dolphin Associates LLC. The address of the principal business and principal offices of Dolphin Holdings Corp. is 96 Cummings Point Road, Stamford, Connecticut 06902. The officers and directors of Dolphin Holdings Corp. and their principal occupations and business addresses are set forth on Schedule I and incorporated by reference in this Item 2.

            (d) - (e) During the last five years, neither Dolphin nor any other person identified in response to this Item 2 was convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction nor as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

            (f) Each natural person identified in Item 2 is a citizen of the United States.

Item 3.     Source and Amount of Funds or Other Consideration.
            -------------------------------------------------

            All purchases of Common Stock by Dolphin were made in the open market and were funded by working capital. The amount of the funds expended by Dolphin for such purchases was $3, 717,241, inclusive of commissions and execution related costs.

Item 4.     Purpose of Transaction.
            ----------------------

            Dolphin acquired beneficial ownership of the shares of Common Stock to which this Statement relates for investment purposes and to obtain a significant equity interest in the Company.

            Dolphin may acquire additional shares or other securities of the Company or sell or otherwise dispose of any or all of the shares or other securities of the Company beneficially owned by it. Although Dolphin has not determined a course of action with respect to the Company, Dolphin may take any other action with respect to the Company or any of its securities in any manner permitted by law.

            In January 2002, counsel for Dolphin contacted the Company's financial advisor and indicated that Dolphin was interested in pursuing a possible acquisition transaction with the Company and asked to receive the Company's standard confidentiality agreement. Counsel to the Company's Special Committee indicated to Dolphin's counsel that Dolphin would be required to execute a confidentiality agreement that contained standstill provisions in order to be permitted to review certain information about the Company. Dolphin attempted to revise certain terms of the confidentiality agreement and to remove the standstill provisions contained therein. On February 8, 2002, counsel to the Company's Special Committee informed counsel to Dolphin that the standstill provisions would not be removed from the Company's standard confidentiality agreement. On February 11, 2002, Dolphin sent a letter to the Chairman of the Special Committee of the Company, a copy of which is attached hereto as Exhibit
99.1. In such letter, Dolphin indicated its objection to the standstill provisions as well as certain other provisions contained in the confidentiality agreement which the Company required Dolphin to execute. On February 20, 2002, in response to a letter from counsel to the Company's Special Committee, Dolphin sent a letter to the Chairman of the Special Committee of the Company expressing, among other things, its belief that the standstill provisions contained in the Company's form of confidentiality agreement would chill the Company's stated objective of fully exploring a potential sale of the Company. A copy of such letter is attached hereto as Exhibit 99.2. On February 27, 2002, Dolphin sent a letter to the Chairman of the Special Committee of the Company indicating, among other things, that based on the Company's exclusion of legitimate potential bidders for the Company as a result of the standstill provisions in the confidentiality agreement, it would be inappropriate for the Company to agree to any breakup or lockup fee or other agreement that could prove more costly to other potential bidders. A copy of such letter is attached hereto as Exhibit 99.3. On March 14, 2002, Dolphin sent a letter to the Chairman of the Special Committee of the Company, a copy of which is attached hereto as
Exhibit 99.4. In such letter, Dolphin, among other things, expressed its belief that the standstill provisions contained in the form of confidentiality agreement which the Company required potential bidders to execute failed to serve any business purpose or benefit to the stockholders of the Company. On May 24, 2002, Dolphin sent a letter to the Chairman of the Special Committee of the Company expressing, among other things, its view for the need for a new auction process where neither standstill provisions nor undue burdens would be utilized to repel potential bidders for the Company. A copy of such letter is attached hereto as Exhibit 99.5

            Except as set forth in this Item 4, Dolphin does not have any present plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of the instructions to Item 4 of Schedule 13D.

Item 5.     Interest in Securities of the Issuer.
            ------------------------------------

            (a) As of the date hereof, Dolphin owns an aggregate of 254,800 shares of Common Stock, representing approximately 6.1% of the 4,189,711 shares of Common Stock reported by the Company in its Schedule 14A filed with the Securities and Exchange Commission on June 18, 2002, to be issued and outstanding as of June 12, 2002.

            (b) As of the date hereof, Dolphin has sole voting and dispositive power over the shares of Common Stock beneficially owned by it.

            (c) Except as set forth in the attached Schedule II, Dolphin has not effected any transaction in shares of such Common Stock during the 60 days preceding the date hereof.

            (d)   Not applicable.

            (e)   Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
            -------------------------------------------------------------

            Not applicable.

Item 7.     Material to be Filed as Exhibits.
            --------------------------------

Exhibit No. Description
----------  -----------

99.1 Letter dated February 11, 2002 to the Chairman of the Special Committee of the Company.

99.2 Letter dated February 20, 2002 to the Chairman of the Special Committee of the Company.

99.3 Letter dated February 27, 2002 to the Chairman of the Special Committee of the Company.

99.4 Letter dated March 14, 2002 to the Chairman of the Special Committee of the Company.

99.5 Letter dated May 24, 2002 to the Chairman of the Special Committee of the Company.

                                   SIGNATURES

            After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated:   June 28, 2002

                                       DOLPHIN LIMITED PARTNERSHIP I, L.P.

                                       by DOLPHIN ASSOCIATES LLC, its general
                                         partner,

                                       by DOLPHIN HOLDINGS CORP., its managing
                                         member,

                                       by /s Donald T. Netter
                                         -------------------------------
                                       Name:  Donald T. Netter
                                       Title: Senior Managing Director

                                   SCHEDULE I

                Directors and Officers of Dolphin Holdings Corp.


Name and Position            Principal Occupation       Principal Business Address
-----------------            --------------------       --------------------------

Donald T. Netter,           Senior Managing Director,   96 Cummings Point Road
Director, Senior Managing   Chief Executive Officer     Stamford, Connecticut 06902
Director, Chief Executive   and President, Dolphin
Officer and President       Holdings Corp.

Theodore A. DeBlanco,       Managing Director and       96 Cummings Point Road
Managing Director and       Senior Vice President,      Stamford, Connecticut 06902
Senior Vice President       Dolphin Holdings Corp.

Brett J. Buckley, Vice      Vice President, Dolphin     96 Cummings Point Road
President                   Dolphin Holdings Corp.      Stamford, Connecticut 06902

                                   SCHEDULE II

Shares purchased by Dolphin Limited Partnership I, L.P.

Date          Number of Shares     Price Per Share      Cost1
----          ----------------     ---------------      -----

4/30/02             1,000             $   13.40       $ 13,400

5/10/02             1,900             $   14.70       $ 27,930

5/22/02               800             $   14.14       $ 11,312

5/24/02             4,000             $   14.45       $ 57,800

5/28/02             5,050             $   14.40       $ 72,720

6/17/02               500             $   14.00       $  7,000

6/19/02             1,000             $   15.18       $ 15,180

6/19/02            14,800             $   15.12       $223,776

6/20/02            10,000             $   15.21       $152,100

6/20/02            15,000             $   15.18       $227,700

6/21/02             2,000             $   15.01       $ 30,020

6/21/02             3,500             $   14.75       $ 51,625




Shares sold by Dolphin Limited Partnership I, L.P.

Date          Number of Shares      Price Per Share     Proceeds2
----          ----------------      ---------------     ---------

5/1/02              5,000                $13.95          $69,750



-----------------
1 Excludes commissions and other execution-related costs.
2 Excludes commissions and other execution-related costs.